NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 19, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 7, 2019, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Barnes & Noble, Inc. and Chapters Merger Sub Inc., a wholly owned subsidiary of Chapters Holdco Inc., which is controlled by Elliott Associates, L.P. and Elliott International, L.P., became effective before the open on August 7, 2019. Each share of Common Stock of Barnes & Noble, Inc. was exchanged for USD 6.50, net to the holder thereof in cash, net of applicable withholding taxes and without interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before the open on August 7, 2019.